Exhibit 99.30

Franco Nevada

Press Release

www.franco-nevada.com TSX: FNV

Franco-Nevada Reports Major Growth with its 2010 Results and Increases Dividend by 60%

2010 Highlights (US dollars unless otherwise noted)

•                  Royalty Revenue(1) of $205.4 million, a 44% increase year-over-year.

•                  Free Cash Flow(2) of $184.8 million, a 49% increase year-over-year.

•                  Adjusted Net Income(3) of $58.9 million (or $0.52 per share), a 84% increase year-over-year.

•                  Acquisition of Gold Wheaton completed in March 2011 adds to 2011 growth outlook.

•                  Monthly dividend increases 60% to US$0.04 per share starting with July 2011 payment.

TORONTO, March 24, 2011 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three and twelve months ended December 31, 2010.  All figures are in US dollars unless otherwise noted. The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com.

Selected Quarterly and Annual Financial Information:

(Thousands of US dollars, except per share amounts)

	Q4 2010	Q4 2009	Fiscal 2010	Fiscal 2009
Royalty Revenue(1)	$69,416	$44,291	$205,416	$142,804
Total Revenue(4)	76,173	80,443	233,326	199,728
Net Income	20,952	39,650	74,244	80,879
Basic Earnings per Share	$0.18	$0.36	$0.65	$0.76

Free Cash Flow(2)	$62,924	$39,024	$184,752	$124,308
Free Cash Flow(2)per share	0.55	0.35	1.62	1.16
Adjusted Net Income(3)	24,809	22,828	58,917	31,984
Adjusted Net Income(3) per share	$0.22	$0.20	$0.52	$0.30

	As At December 31,
	2010	2009
Working Capital	$572,681	$530,700
Total Assets	2,233,628	2,020,891
Total Shareholders’ Equity	$2,102,100	$1,930,268

(1)          Royalty Revenue is defined by the Company as cash received or receivable from operating assets earned during the period.

(2)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and mineral and oil & gas interests.

(3)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties/streams, working interests and investments; fair value changes for assets accounted for as derivative assets; foreign currency gains; and the impact of taxes on all these items.

(4)          Includes changes in fair value of derivative assets

Portfolio Highlights

Goldstrike — Franco-Nevada benefited from increased production on key royalty claims and higher gold prices that leveraged the Company’s profit-based royalties.  During the fourth quarter of 2010, Franco-Nevada realized $9.6 million and $3.5 million in receipts from the Goldstrike net profits interest (“NPI”) and net smelter returns (“NSR”) royalties, respectively. For fiscal 2010, the Company realized $33.2 million and $16.0 million from the NPI and NSR royalties, respectively. The timing of a waste stripping campaign and lower production will have a temporary negative impact on these royalties in 2011.

Palmarejo — Franco-Nevada recorded $13.2 million and $44.6 million in revenues for the three months and year ended December 2010, respectively. The Company expects gold payments from Palmarejo to exceed the minimum of 50,000 ounces in 2011.

Gold Quarry — Revenue of $16.4 million and $20.4 million for the three and twelve months ended December 2010, respectively, reflected the true-up to the minimum royalty provision in the fourth quarter. The Company expects Revenue from Gold Quarry to be lower in 2011 as the minimum payment obligation reverts to 11,200 ounces.

New Projects — The Company realized new revenues from a number of projects including Duketon with Regis Resources Limited in Australia, Hislop and Holt with St Andrews Goldfields Ltd. in Ontario and a number of smaller projects in Australia.

Tasiast — In its year-end results, Kinross Gold Corporation announced a revised 16-year scoping plan for Tasiast with annual production of 1.5 million ounces over the first full eight years of operation. Franco-Nevada holds a 2% royalty on Tasiast. The royalty is expected to begin generating revenue to Franco-Nevada in 2011 and ramp up in parallel with the project expansion.

Detour — Detour Gold Corporation announced increased reserves at its Detour Lake project of 14.9 million ounces and measured and indicated resources have increased to 20.5 million ounces. Franco-Nevada holds a 2% royalty on the Detour project. The Company expects Detour to start contributing to its revenue in 2013.

Gold Wheaton Acquisition

On March 14, 2011, the Company closed its previously announced acquisition of Gold Wheaton. The transaction will provide the Company with higher leverage to precious metal commodity prices with the Sudbury Operations, Ezulwini and MWS precious metal streams.  As part of the acquisition, Franco-Nevada issued 11.6 million common shares and paid $259.5 million in cash to Gold Wheaton shareholders. In addition, the Company purchased a controlling block of shares from Quadra FNX Mining Ltd. for $295.5 million.

As at March 24, 2011, the Company had 126.3 million shares outstanding, approximately $260 million in cash and $70 million in marketable investments.

2011 Outlook

The Company will no longer be using the non-GAAP measure “Royalty Revenue”.  This term was introduced as a measure to better reflect financial performance of the Company’s assets as Revenue under Canadian GAAP included certain non-cash fair value adjustments.  With the adoption of International Financial Reporting Standards (“IFRS”), the Company will employ historical cost accounting with respect to the Palmarejo and Hislop assets which will remove any fair value adjustments being included in Revenue under IFRS.

The Company estimates Revenue for 2011 to be between $325 million and $350 million using consensus commodity price assumptions of $1,400 gold, $1,750 platinum, $575 palladium and $80 oil. Included in the 2011 Revenue guidance is the gross stream revenue (before the payment of $400 per ounce) for the stream agreements on Palmarejo, Sudbury Operations, MWS and Ezulwini which are estimated to contribute 135,000 to 155,000 gold equivalent ounces to the Company. By comparison, 2010 Revenue would have been approximately $227 million had the Company accounted for its Palmarejo stream agreement on a gross revenue basis.

2011 Revenue will be earned approximately 85%-90% from precious metal assets.

Financial Results Discussion

Revenues

Royalty Revenue(1) was $69.4 million in the fourth quarter of 2010 compared with $44.3 million for the fourth quarter of 2009. Royalty Revenue(1) for the year ended December 31, 2010 was $205.4 million compared with $142.8 million for the year ended December 31, 2009. The improvement in Royalty Revenue(1) for the year was due to the contributions from the Company’s Goldstrike royalty, Palmarejo, an asset acquired in January 2009 which began contributing to Royalty Revenue(1) in July 2009, Holloway where commercial production was achieved late in 2009, Stillwater due to increased average platinum group metal prices and Cerro San Pedro, having re-started production after a short suspension of operations.

Royalty Revenue(1) for the year was earned 81% from precious metal assets (74% gold and 7% PGMs), 17% from oil and gas (14% oil and 3% gas) and 2% from other mineral assets.  Geographically, 94% of Royalty Revenue(1) in the year came from North America (49% US, 21% Canada and 24% Mexico) and 4% from Australia.

Costs, Expenses, Taxes and Capital

Franco-Nevada’s royalty portfolio requires relatively limited capital and incurs only minor direct operating costs.  Costs of operations were $8.0 million and $6.6 million for the year ended December 31, 2010 and 2009, respectively. The increase in costs was mainly due to higher oil and gas production taxes and operating costs due to higher oil and gas revenues in 2010 than 2009. In addition, net proceeds taxes in Nevada and Montana were higher due to increased revenues earned from the Goldstrike NPI royalty and Stillwater in 2010 compared with 2009.

General and administrative costs remained relatively flat at $10.4 million in 2010. Depletion and depreciation expense increased to $92.6 million for 2010 from $88.9 million in 2009 mainly due to higher depletion on the Company’s oil and gas assets, partially offset by lower depletion on Goldstrike and Stillwater. During 2010, the Company recorded $4.1 million in impairment charges on certain exploration interests located in the US and Australia due to the expiry or relinquishment of certain exploration licenses and/or ground.

Income tax expense increased to $33.9 million in 2010 compared to $17.8 million in 2009. The increase is attributable to higher income being earned in the US and Mexico in 2010 compared to 2009.

Net Income

Net income for the fourth quarter of 2010 was $21.0 million, or $0.18 per share,  which included gains on the sale of investments of $1.2 million, foreign exchange losses of $6.8 million and fair value gains of $6.7 million associated with royalty interests accounted for as derivative instruments.  Adjusted Net Income(3) for the fourth quarter was $24.8 million, or $0.22 per share, compared with $22.8 million, or $0.20 per share, for the same period of the prior year.

Net income for the year ended December 31, 2010 was $74.2 million which included $25.6 million in gains on sale of investments, $28.0 million in foreign exchange losses and $27.7 million in fair value gains associated with royalty interests accounted for as derivative instruments.   Adjusted Net Income(3) for the year ended December 31, 2010 was $58.9 million, or $0.52 per share, compared with $32.0 million, or $0.30 per share, for the year ended December 31, 2009.

The Company measures its business and performance using the non-GAAP measures of Royalty Revenue(1) and Free Cash Flow(2). Free Cash Flow(2) was $62.9 million ($0.55 per share) for the fourth quarter of 2010, representing a margin of 91% of Royalty Revenue(1).  Free Cash Flow(2) was $184.8 million ($1.62 per share) for the full 2010 year which represented a margin of 90% of Royalty Revenue(1).  Our definitions of these non-GAAP financial measures and the reconciliations to GAAP measures can be found in the Company’s Annual Management’s Discussion and Analysis and at the end of this press release.

Balance Sheet and Capital Structure

At December 31, 2010, Franco-Nevada had a very strong financial position with no debt or hedges, working capital of $572.7 million, and marketable securities valued at $39.5 million. In addition, the Company has an undrawn $175 million revolving term credit facility available. The marketable securities are held in highly liquid investments.  The acquisition of Gold Wheaton was closed on March 14, 2011.  As at March 24, 2011, the Company had 126.3 million shares outstanding and approximately $260 million in cash.

Dividend Declaration With Change in Dividend

Today, the Board of Directors of Franco-Nevada declared the monthly dividend of C$0.025 per share for each of April, May and June 2011.  The Board increased the dividend rate starting in July 2011 and changed the declaration currency of the dividend to US dollars from Canadian dollars.   The monthly dividend was increased to US$0.04 per share starting in July 2011.   The April 2011 dividend will be paid on April 28, 2011 to shareholders of record on April 14, 2011, the May 2011 dividend will be paid on May 26, 2011 to shareholders of record on May 12, 2011, the June 2011 dividend will be paid on June 30, 2011 to shareholder of record on June 16, 2011 and the July 2011 will be paid on July 28, 2011 to shareholders of record on July 14, 2011.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com. Management will host a conference call on March 25, 2011 at 10:00 am Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Fiscal 2010 Results.

•                  Conference Call Replay: A recording will be available until April 1, 2011 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 1-800-642-1687; Pass code: 39110446.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in North America. The Company also holds interests in a growing pipeline of development assets and has exposure to some of the largest gold discoveries in the world.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “will”, “estimates”, “estimated”, “expect”, “expects”, “expected”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, uranium, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; rate and timing of production differences from estimates; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; development, permitting, operating, infrastructure or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest; and integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-GAAP Measures

Royalty Revenue, Free Cash-Flow, Margin and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by generally accepted accounting policies (“GAAP”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.  Other companies may calculate these measures differently. For a reconciliation of these measures to various Canadian GAAP measures, please see the end of this press release or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303

	Three Months Ended		Year Ended
(Expressed in thousands except per share amounts)	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Royalty Revenue
Total Revenue	$76,173	$80,443	$233,326	$199,728
Change in fair value - Palmarejo	(6,273)	(35,073)	(26,786)	(54,589)
Change in fair value - Other	(459)	(988)	(909)	(1,570)
Dividends	(25)	(91)	(215)	(765)
Royalty Revenue	$69,416	$44,291	$205,416	$142,804

Free Cash Flow
Operating income	$35,241	$51,716	$108,682	$87,133
Depletion and depreciation	27,232	22,229	92,612	88,945
Stock-based compensation	1,578	1,140	5,548	4,150
Write-down on investments	1,481	—	1,481	239
Write-down on mineral interests	4,124	—	4,124	—
Change in fair value — Derivative assets	(6,732)	(36,061)	(27,695)	(56,159)
Free Cash Flow	$62,924	$39,024	$184,752	$124,308
Margin (Free Cash Flow as a % of Royalty Revenue)	91%	88%	90%	87%
Basic Weighted Average Shares Outstanding	114,492	112,117	113,986	106,683
Free Cash Flow per share	$0.55	$0.35	$1.62	$1.16

Adjusted Net Income
Net income	$20,952	$39,650	$74,244	$80,879
Foreign exchange loss (gain), net of income tax	5,470	9,125	21,861	(6,583)
Write-down on investments	1,271	—	1,271	206
Write-down on mineral interests, net of income tax	2,895	—	2,895	—
Gain on sale of investments, net of income tax	(1,059)	—	(21,953)	(380)
Other income, net of income tax	—	—	—	(1,708)
Gain in fair value of assets accounted for as derivative assets, net of income tax	(4,720)	(25,947)	(19,401)	(40,430)
Adjusted Net Income	$24,809	$22,828	$58,917	$31,984
Adjusted Net Income per share	$0.22	$0.20	0.52	$0.30